The Roxbury Funds

6001 Shady Oak Road, Suite 200

Minnetonka, MN 55343

October 21, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	The Roxbury Funds (the “Trust”)/Post-Effective Amendment No. 6 to Registration Statement on Form N-1A (1933 Act Registration No. 333-133691; 1940 Act Registration No. 811-21897)

Ladies and Gentlemen:

Attached is a memorandum which summarizes the staff’s comments on Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) and the Trust’s responses to such comments.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The Roxbury Funds

By:	/s/ Brian C. Beh
Brian C. Beh
President

MEMORANDUM

TO:	Vincent J. Di Stefano, Esquire	CC:	Brian C. Beh
Lance P. Simpson
Megan Edwards

FROM:	Michelle Lombardo

DATE:	October 21, 2010

RE:	The Roxbury Funds
(1933 Act Registration No. 333-133691; 1940 Act Registration No. 811-21897)
Comments on Registration Statement on Form N-1A

This memorandum summarizes the comments on Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A of The Roxbury Funds (the “Registrant” or the “Fund”) which were conveyed by you by telephone and the Registrant’s responses.

1.               Comment:  In the fee table on page 1, move “Shareholder service fees” to a sub-heading of “Other Expenses” or add to “Distribution (12b-1) fees.”

Response:  Requested change will be made.

2.               Comment:  With respect to the contractual fee waiver disclosure in footnote 1 to the fee table on page 2, explain under what circumstances the Board of Trustees can terminate the waiver.

Response:  The Agreement may be terminated by mutual agreement of the Board of Trustees and investment adviser.  The disclosure will be revised to reflect this.

3.               Comment:  Under “Principal Investment Strategies,” the Registrant discloses it “may also invest in foreign securities.”  If the Fund invests in foreign securities as a principal strategy, replace “may” with “will.”  If investing in foreign securities is not a principal strategy, move foreign securities to the non-principal strategy section.

Response:  Registrant believes that the primary strategies should reflect the Fund’s current investments as well as strategies the investment adviser believes it could invest in during the upcoming year.  It would be misleading to shareholders if the Registrant changes “may” to “will” when the investment adviser believes it could invest more than 5% in foreign securities in the upcoming year but is not certain because the investment would depend on market conditions.

4.               Comment:  Under “Principal Investment Strategies” on page 2, revise “invests at least at 80% of its assets” to “total assets” or “net assets plus borrowings.”

Response:  Requested change will be made.

5.               Comment:  Move the following sentence from  “Principal Investment Strategies” on page 2 to Item 9 in the prospectus:  “The 80% policy of the Small-Cap Growth Fund may be changed upon sixty (60) days written notice to shareholders.”

Response: Item 9(a) to Form N-1A requires the following:  “State the Fund’s investment objective and, if applicable, state that those objectives may be changed without shareholder approval.”  This disclosure is located in Registrant’s Item 9 section on page 6  under “Additional Information about the Fund.”  Disclosure on providing shareholders 60 days notice of a change in the 80% policy, pursuant to the Investment Company Names Release No. IC-24828, is not specified in Item 9.  Registrant believes this disclosure should remain in the summary section.

6.               Comment:  Revise the fourth sentence under “Principal Investment Strategies” to explain what “there is a catalyst in place” means in the following sentence:  A stock generally becomes a purchase candidate if the investment adviser believes there is a catalyst in place to provide for at least 15% stock price appreciation over the next 12 months.

Response:  The language will be replaced with the following:  In selecting securities, the investment adviser’s research process begins by screening a universe of stocks with market capitalizations of generally less than $2 billion and expected future earnings growth of greater than 15%.  The investment adviser then performs fundamental and valuation analysis and additional research to select stocks for the Fund.

7.               Comment:  Under “Principal Risks” on page 3, add disclosure to the “growth-oriented” investment risk.

Response:  Requested change will be made.  The language will be replaced with the following:  Growth stocks are typically priced higher than other stocks, in relation to earnings and other measures, because investors believe they have more growth potential.  If Roxbury’s assessment of a company’s prospects for earnings growth or how other investors will value the company’s earnings growth is incorrect, the price of the stock may fail to reach the value Roxbury has placed on it. Growth stock prices tend to fluctuate more dramatically than the overall stock market.

8.               Comment:  Under “Principal Risks” on page 3, if foreign investments is a principal strategy, list the principal risks associated with foreign investments such as currency risk.

Response:  Requested change will be made.  Additional foreign issuer risk will be added as follows:  A change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency and of any income or distributions the Fund may receive on those securities.

Additionally, the value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company’s assets, foreign taxes, higher transaction and other costs, delays in settlement of transactions, changes in economic or monetary policy in the U.S. or abroad, or other political and economic factors.

9.               Comment:  Under “Principal Risks” on page 3, elaborate on derivative risks.

Response:  Requested change will be made.  Registrant will add additional derivative risk disclosure as follows:  Derivatives can be volatile, illiquid and difficult to value, and an imperfect correlation may exist between changes in the value of a derivative held by the Fund and the Fund’s other investments.  In addition, there is a risk that the Fund may be unable to terminate or sell a derivative position.

10.         Comment:  Under “Principal Risks” on page 3, if active trading is a principal risk, please add active trading to the principal strategy section.

Response:  Requested change will be made.

11.         Comment:  Under “Principal Risks” on page 3, explain how active trading is consistent with Registrant’s objective of long-term capital appreciation.

Response:  The investment adviser selects securities for purchase that have long-term growth characteristics.  This is different than the Fund’s active trading style of such selected securities.  The investment adviser does not believe this is inconsistent.

12.         Comment:  (a) Delete the last sentence on page 3 under “Principal Risks.”  “The Fund is also subject to other risks which are described under “Additional Risk Information.”  (b) Also, if there are principal risks in the  “Additional Risk Information” section of the prospectus, please move to the summary section “Principal Risks” section.

Response:  (a) Requested change will be made.  (b) The investment adviser has confirmed that there are no additional principal risks to be added at this time other than as indicated in this letter.

13.         Comment:  Delete “both before and after taxes” and “[t]otal returns would have been lower had certain fees and expenses not been waived and/or reimbursed” from the “Performance Information” paragraph.

Response:  Requested change will be made.

14.         Comment:  Delete the footnotes to the Average Annual Total Return table.  However, you may keep the text of footnote (2) after the table.

Response:  Requested change will be made.

15.         Comment:  Under “Portfolio Managers” on page 4, revise the date of managing the Fund for Messrs. Marvin and Smoluch from July 2002, which was the predecessor fund, to February 2007, the date of commencement of the Fund.

Response:  Registrant will revise the language to clarify that Messrs. Marvin and Smoluch managed the Predecessor Fund since July 2002 and the Fund since February 2007.

16.         Comment:  Under “Purchase and Sale of Fund Shares” on page 4, delete “Fund shares are offered on a continuous basis and are sold without any sales charges” and “Redemptions are effected at the NAV next determined after the transfer agent has received your redemption request (normally, each day that the New York Stock Exchange is open.)”

Response:  Requested change will be made.

17.         Comment:  Under “Tax Information” on page 5, delete “You will be notified annually of the tax status of distributions to you.

Response:  Requested change will be made.

18.         Comment:  (a) Under “Additional Information About Investment Strategies,” on page 6, confirm that $2 billion is the correct threshold of universe of stocks.  (b) Summarize the paragraph and add to “Principal Strategies.”

Response:  (a) Confirmed.  (b) Requested change will be made.  See Response to question 6.

19.         Comment:  (a)  Under “Additional Information about Strategies” on page 7, please explain why the following is a fundamental policy since it is not listed in the SAI as a fundamental policy:  “As a fundamental policy, no more than 15% of the Fund’s total assets may at any time be committed or exposed to derivative strategies.”  (b)  Also, if this is a principal strategy, please move the last sentence in the paragraph to the Principal Strategy section.  Otherwise, move to the non-principal strategy section.

Response:  (a)  “Fundamental” has been revised to “Non-Fundamental.”  (b)  The revised sentence will be added to the principal strategy section as follows:  As a non-fundamental policy, no more than 15% of the Fund’s total assets may at any time be committed or exposed to derivative strategies which includes options and futures contracts.

20.         Comment:  Under “Additional Risk Information,” move the following sentence to either Principal Strategy section or to the non-principal strategy section:  The Fund may purchase securities of companies engaged in initial public offerings (IPOs).

Response:  Registrant will move the IPO sentence to the principal strategy section.

21.         Comment:  Under “Additional Risk Information” on page 8, add disclosure about valuation risk.  If valuation risk is a principal risk, add to the Principal Risk section of the summary prospectus.

Response:  Valuation Risk will be deleted from page 8.  The following sentence will be added to the principal risk section:  Small-Cap companies may also be more difficult to value than large-cap companies.

If you have any questions or comments about these responses, do not hesitate to contact me at (215) 988-2867.